The Foreign & Colonial Emerging Middle East Fund, Inc.
                              51 West 52nd Street
                              New York, NY 10019

                                                         January 18, 2001
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re: The Foreign & Colonial Emerging Middle East Fund, Inc. (File No. 811-08678)
                   Application for Withdrawal of Registration Statement
                   ----------------------------------------------------

Ladies and Gentlemen:

                 On August 1, 1994 The Foreign & Colonial Emerging Middle East Fund, Inc. (the "Company") filed a registration statement (the "Registration Statement") on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940. Pre-Effective Amendment No. 1 to the Registration Statement was filed on September 22, 1994. Pre-Effective Amendment No. 2 to the Registration Statement was filed on October 28, 1994. The Registration Statement was declared effective on October 28, 1994. The Company has filed an Application on Form N-8F for an order seeking a declaration that the Company has ceased to be an investment company and now wishes to withdraw the Registration Statement.

                 Pursuant to the provisions of Rule 477 under the 1933 Act, the Company hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors, consent to the withdrawal of the Registration Statement and issue an order granting such withdrawal. In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the Secretary of the Company and the Agent for Service named in the Registration Statement of the Company, for and on behalf of the Company.

                 Any questions or comments regarding this matter should be directed to Sarah E. Cogan at (212) 455-3575 or David A. Shevlin at (212) 455-3682.

                 Thank you for your attention to this matter.

                                   THE FOREIGN & COLONIAL EMERGING
                                   MIDDLE EAST FUND, INC.

                                   By:   /s/ Karen J. Clarke
                                      ---------------------------
                                             Karen J. Clarke
                                             President and Secretary